Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES FIRST QUARTER 2017
CONFERENCE CALL AND NOTICE OF ANNUAL GENERAL MEETING

April 20, 2017 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) plans to report its first quarter 2017 financial and operating results via news release prior to the opening of markets on Thursday, April 27, 2017. Crescent Point management will host a conference call at 10:00 a.m. MT (12:00 p.m. ET) on April 27, 2017, to discuss the results and outlook for the Company.
Participants can access the conference call by dialing 844-231-0101 or 216-562-0389. Alternatively, to listen to this event online, please enter http://edge.media-server.com/m/p/ihfs4jr6 in your web browser.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay. You can access the replay by dialing 855-859-2056 or 404-537-3406 and entering the passcode 94659266. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.
The Company also announces that its Annual General Meeting (“AGM”) will be held on Wednesday, May 24, 2017, at 2:00 p.m. MT (4:00 p.m. ET) in the Imperial Ballroom of the Hyatt Regency Calgary (700 Centre Street S.E.). Shareholders are encouraged to attend.
For those unable to attend, a webcast presentation of the Company’s AGM will begin at approximately 2:15 p.m. MT (4:15 p.m. ET), following the conclusion of the business portion of the meeting.
To listen to this event, please enter http://edge.media-server.com/m/p/m42z3pxa in your web browser.
For more information about Crescent Point’s AGM please visit www.crescentpointenergy.com/invest/agm-2017.
Crescent Point is a leading North American light and medium oil producer that seeks to maximize shareholder return through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone: (403) 693-0020	Toll-free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585-8th Avenue S.W.
Calgary, Alberta T2P 1G1